Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

February 12, 2016

VIA EDGAR

Ms. Sonia Barros, Assistant Director

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Growth Properties LLC Amendment No. 2 to Draft Registration Statement on Form S-11 Submitted February 1, 2016 CIK No. 0001656936

Dear Ms. Barros:

On behalf of MGM Growth Properties LLC (the “Company”), a Delaware limited liability company, we submit in electronic form the accompanying corrected version of Amendment No. 2 (“Amendment No. 2”) to the draft registration statement on Form S-11 (the “Draft Registration Statement”) of the Company which was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on February 1, 2016. As discussed in telephonic conversations with the Staff of the Commission (the “Staff”), the accompanying corrected version of Amendment No. 2, which is the version that was delivered to the Staff in hard copy form on February 2, 2016, is intended to replace the version of Amendment No. 2 that was originally submitted in electronic form due to printer error on February 1, 2016.

We thank the Staff for its attention and we look forward to hearing from you regarding the Draft Registration Statement. If I can be of any assistance during the Staff’s review of the enclosed Draft Registration Statement, please contact me by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Copies to:

John M. McManus, Executive Vice President, General Counsel and Secretary, MGM Resorts International

Michael J. Aiello, Partner, Weil, Gotshal & Manges LLP

Mark Schwed, Partner, Weil, Gotshal & Manges LLP

Kirk A. Davenport II, Partner, Latham & Watkins LLP

Julian T.H. Kleindorfer, Partner, Latham & Watkins LLP